Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Harleysville National Corporation
Commission File No. 0-15237
FIRST NIAGARA Corporate Profile (UG)FNFG J09-01070.indd 1 9/22/09 5:04 PM

We didn’t invent money. We just help you do more with it. Thriving in today’s economic environment takes vision, flexibility and a financial partner who will be with you for the long haul. That’s what you get with First Niagara. We’re your Belief Backers — the people who truly get to know you so that we can put our powerful range of resources to work for you every day. First Niagara embraces a customer-first service philosophy, working with customers one at a time, listening to their needs and providing them with the right solutions to help them succeed. Whether you’re a family of four, a 40-person business, or an organization with 4,000 employees, we can help you achieve your financial goals. We’ve been a financial services provider for nearly 140 years. Today, we offer a wide array of personal, commercial and municipal financial products and services, solutions that empower you to get more out of your money. Personal Financial Products and Services First Niagara can provide you with the products and services to help you meet all your banking needs, whether it’s borrowing and saving money, or just making it easier to manage your money. We also have the tools and professional advice to help you achieve your long-term goals, from education funding and retirement planning, to insurance and wealth transfer. Commercial Products and Services First Niagara is well-positioned to meet your financial services needs with a full range of commercial products and services, including business banking, cash management and merchant services, commercial real estate, risk management, insurance and benefits consulting.

First Niagara’s People We think our product portfolio stacks up nicely compared to the competition. But what really makes us different are the people who’ve chosen to work here. If you’re looking for a financial partner, First Niagara is a good place to do business. If you’re looking to build your career, it’s a great place to do that, too. Our core values — the values that drive everything we do — are: Passion We’re passionate about our work and about helping you achieve your financial goals. It’s simple: Your success is our success. Creativity The right solution isn’t always the most obvious one. We work hard to understand your challenges and find solutions that aren’t necessarily off-the-shelf. Expertise Our employees know their stuff. Every day they leverage their in-depth knowledge of products and services to find the optimal solution for our customers. Community Commitment Strong communities are places where all people have opportunities to learn, grow and achieve their dreams. First Niagara’s philanthropic mission is to support and empower not-for-profit organizations with financial backing, employee volunteers and board representation. We believe it’s our responsibility to give our resources, expertise and helping hands to the communities that have made us one of Upstate New York’s leading financial services companies. In 2008, we contributed $3.4 million to 335 charitable and community organizations in the markets we serve. (UG)FNFG J09-01070.indd 2 9/22/09 5:04 PM

Solid performance: the foundation for growth First Niagara Financial Group, Inc. (NASDAQ: FNFG), the holding company for First Niagara Bank, is a leading provider of financial services to consumers and businesses across 21 counties in Upstate New York. We provide a full range of deposit, loan and insurance products. At year-end 2008, First Niagara had over 418,000 customers, $9.3 billion in assets, $5.9 billion in deposits, 113 branches and over 2,000 employees. First Niagara acquired 57 National City Bank branches in Western Pennsylvania in September 2009, bringing us an additional $3.9 billion in deposits, while retaining the jobs of all 500 employees in the affected branches. The acquisition has generated 200 additional jobs in Western Pennsylvania and Upstate New York to support our continued growth. In January of 2010, we expect to acquire the Philadelphia-area financial services company, Harleysville National Corporation. This deal would give us an additional $4.1 billion in deposits, and extend our footprint to include 83 bank branches across nine Eastern Pennsylvania counties. Founded in 1870 as Farmers and Mechanics Savings Bank and operating as Lockport Savings Bank until 2001, First Niagara made its first bank acquisition in 2000. We began diversifying our financial services offerings in 1998 with the acquisition of the first of seven insurance agencies. We’ve also acquired a variety of other related companies over the years, including asset management, benefits consulting and specialty finance firms. The power to get more out of your money. The power of First Niagara. First Niagara will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville National Corporation, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514, (716) 625-7692, or to Harleysville National Corporation, Attention: Liz Chemnitz, 483 Main Street, P.O. Box 195, Harleysville, PA 19438, (888) 462-2100. Harleysville National Corporation, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation in connection with the acquisition. Information about the directors and executive officers of Harleysville National Corporation and their ownership of Harleysville National Corporations common stock is set forth in Harleysville National Corporations’ most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at Harleysville National Corporations’ address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara’s most recent proxy statement filed with the SEC and available at the SEC’s Internet site and from First Niagara at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Proposed transaction is subject to regulatory approval. First Niagara Bank is a Member of the FDIC and an Equal Opportunity Lender. Insurance products offered through subsidiaries of First Niagara Bank and non-affiliated third parties are not deposits, not insured by the FDIC, not insured by any Federal government agency, not guaranteed by First Niagara Bank and may go down in value. MMKT-1007 (Rev 09/09)